Rule 17g-1(g)(2)

Deutsche DWS Market Trust, on behalf of DWS Global Income Builder Fund, has filed two claims under its Investment Company Blanket Bond to attempt to recover monies associated with identity theft fraudulent activity perpetrated on two shareholders’ accounts. The amount of the claims in aggregate is $25,564.96.